Filed by Atrix Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Atrix Laboratories, Inc.
Commission File No. 000-18231

The following is a press release dated June 13, 2004 issued in connection with QLT’s proposed acquisition of Atrix Laboratories, Inc.

QLT INC. AND ATRIX LABORATORIES, INC. ANNOUNCE EARLY
TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD

For Immediate Release	July 13, 2004

VANCOUVER, BRITISH COLUMBIA AND FORT COLLINS, COLORADO—QLT Inc. (NASDAQ:QLTI; TSX: QLT) and Atrix Laboratories, Inc. (NASDAQ:ATRX) announced today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the proposed merger.

The transaction remains subject to various closing conditions, including the approval of stockholders of QLT Inc. and Atrix Laboratories, Inc. and other regulatory approvals and filings. The proposed merger was announced on June 14, 2004.

About QLT Inc.

QLT is a global pharmaceutical company specializing in the discovery, development and commercialization of innovative therapies to treat cancer, eye diseases, dermatological and urological conditions. Combining expertise in ophthalmology, oncology and photodynamic therapy, QLT has commercialized two products to date, including Visudyne® therapy which is one of the most successfully launched ophthalmology products. For more information, visit our web site at www.qltinc.com.

About Atrix Laboratories, Inc.

Atrix Laboratories, Inc. is an emerging specialty pharmaceutical company focused on advanced drug delivery. With unique sustained release and topical technologies, Atrix is currently developing a diverse portfolio of proprietary products, including oncology, and dermatology products. The company also partners with large pharmaceutical and biotechnology companies to apply its proprietary technologies to new chemical entities or to extend the patent life of existing products. Additional information is available on the Atrix Laboratories, Inc. website at www.atrixlabs.com

Additional Information

In connection with QLT’s proposed acquisition of Atrix, QLT has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE ACQUISITION.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of QLT and Atrix in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., Attn: Investor Relations, 887 Great Northern Way, Vancouver, BC, Canada, V5T 4T5. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., Attn: Investor Relations, 2579 Midpoint Drive, Fort Collins, CO, 80525.

QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the acquisition. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT’s 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Contacts:

QLT Inc.:
Vancouver, British Columbia
Therese Hayes / Tamara Hicks
Telephone:	604-707-7000 or 1-800-663-5486
Fax:	604-707-7001

Atrix Laboratories, Inc.:
Fort Collins, Colorado
Michael Duncan / Gregory Gould
Telephone:	970-482-5868

Visudyne® is a registered trademark of Novartis AG

QLT Inc. is listed on The NASDAQ Stock Market under the trading symbol “QLTI” and on The Toronto Stock Exchange under the trading symbol “QLT.”

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements include statements relating to the proposed merger of QLT and Atrix. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements, including, but not limited to, the risk that the proposed acquisition fails to close due to closing conditions not being satisfied, the potential inability of the two parties to successfully execute their integration strategies or achieve planned synergies, uncertainties regarding the two companies’ future operating results, and other risks that are described in QLT’s filings with the SEC and Canadian securities regulatory authorities, or described in Atrix’s filings with the SEC. Forward-looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.